
October 14, 2022

Joshua Goldstein
General Counsel and Secretary
Masterworks 157, LLC
225 Liberty St. 29th Floor
New York, New York 10281

>   **Re: Masterworks 157, LLC**
>   **Offering Statement on Form 1-A**
>   **Filed October 6, 2022**
>   **File No. 024-12016**

Dear Joshua Goldstein:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A Filed October 6, 2022

Summary
Highlights, page 4

1. We note your disclosure that in September 2022, Masterworks exited a different George Condo painting, realizing a 21.5% annualized return to investors in the initial offering, net of all costs and fees. We also note your disclosure that certain costs of the sale have been estimated and the final annualized return may differ slightly from this rate of return. Please revise to present the actual return figure without any adjustments, weighting, averaging, pro forma assumptions, etc. Alternatively, if the return figure is not yet finalized, please disclose and quantify the assumptions you are using to estimate the figure.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Taylor Beech at 202-551-4515 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services